UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. __)*

DICE HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
253017107
(CUSIP Number)
Thomas J. Murphy c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, Connecticut 06830 Tel. No.: (203) 629-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253017107	Page 2 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 253017107	Page 3 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic Partners 79, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 253017107	Page 4 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 253017107	Page 5 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP-W Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 253017107	Page 6 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 253017107	Page 7 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 253017107	Page 8 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 253017107	Page 9 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 253017107	Page 10 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 253017107	Page 11 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 22,600,310 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 22,600,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 253017107	Page 12 of 27 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Dice Holdings, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 3 Park Avenue, New York, New York 10016.

Item 2. Identity and Background.

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic Partners 79, L.P., a Delaware limited partnership (“GAP 79”), General Atlantic Partners 84, L.P., a Delaware limited partnership (“GAP 84”), GAP-W Holdings, L.P., a Delaware limited partnership (“GAP-W”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG, the “Reporting Persons” or the “General Atlantic entities”). The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany.

CUSIP No. 253017107	Page 13 of 27 Pages

SCHEDULE 13D

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of each of GAP 79, GAP 84, GAP-W and CDA. GA is also the sole member of GapStar. The managing members of GAPCO III and GAPCO IV are managing directors of GA. GmbH Management is the general partner of KG. There are 29 managing directors of GA (the “GA Managing Directors”). The information required by General Instruction C. to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In 2005, GAP 79, GAP-W, LLC, a Delaware limited liability company, GapStar, GAPCO III, GAPCO IV and KG purchased an aggregate of 100 shares of Common Stock and 55,200 shares of Series A convertible preferred stock (the “Preferred Stock”) in a private placement transaction directly from the Company. Pursuant to an internal transfer, GAP-W, LLC subsequently transferred the shares of Common Stock and Preferred Stock owned by it to GAP-W which, together with GAP 79, GapStar, GAPCO III, GAPCO IV and KG, are hereinafter referred to as the “Initial GA Purchasers.” In connection with the Company’s initial public

CUSIP No. 253017107	Page 14 of 27 Pages

SCHEDULE 13D

offering (the “IPO”), in June 2007, the Company effected a 461-to-1 split of its Common Stock and Preferred Stock (the “Stock Split”), and on July 17, 2007, immediately prior to the effectiveness of the Company’s Registration Statement on Form S-1 in connection with its IPO, all of the outstanding shares of Preferred Stock were converted into an equal number of shares of the Company’s Common Stock (the “Conversion”). After giving effect to the Conversion and the Stock Split (and sales by the Initial GA Purchasers in the IPO), as of July 23, 2007, the date of the closing of the Company’s IPO, the Initial Purchasers collectively owned an aggregate of 25,449,103 shares of Common Stock of the Company.

On February 19, 2008, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG (the “Subsequent GA Purchasers”) purchased an aggregate of 1,000,000 shares of Common Stock of the Company in privately-negotiated transactions for an aggregate purchase price of $6,300,000 (or $6.30 per share). On February 21, 2008, the Subsequent GA Purchasers purchased an aggregate of 860,870 shares of Common Stock of the Company in privately-negotiated transactions. Of these 860,870 shares, 310,870 shares of Common Stock were purchased for an aggregate purchase price of $1,958,481 (or $6.30 per share) and 550,000 shares of Common Stock were purchased for an aggregate purchase price of $3,602,500 (or $6.55 per share), or total aggregate consideration of $5,560,981.

The funds to purchase the shares of Common Stock were obtained from contributions from partners of GAP 79, GAP 84, GAP-W, CDA and KG, the members of GAPCO III and GAPCO IV and the available capital of GapStar.

CUSIP No. 253017107	Page 15 of 27 Pages

SCHEDULE 13D

Item 4. Purpose of Transaction.

(d)           Please see Item 6, which is hereby incorporated by reference. Pursuant to the Shareholders Agreement (as defined in Item 6 below), the General Atlantic entities are entitled to designate up to three members of the Company’s board of directors. Currently, the General Atlantic entities have designated two members to the Company’s board: David C. Hodgson and Anton J. Levy, each GA Managing Directors. As a result, the General Atlantic entities may select another GA Managing Director or any other person to serve on the Company’s board in accordance with the terms of the Shareholders Agreement.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. Consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations. In addition, the Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock. Except to the extent the foregoing may be deemed a plan or proposal

CUSIP No. 253017107	Page 16 of 27 Pages

SCHEDULE 13D

and except as otherwise set forth in this Item 4 or Item 6 herein, none of the Reporting Persons or the persons listed on Schedule A has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)           As of the date hereof, GA, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV, KG and GmbH Management each own of record no shares of Common Stock, 14,554,051 shares of Common Stock, 1,382,349 shares of Common Stock, 4,716,470 shares of Common Stock, 393,517 shares of Common Stock, 3,024 shares of Common Stock, 1,230,077 shares of Common Stock, 285,160 shares of Common Stock, 35,662 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 23.5%, 2.2%, 7.6%, 0.6%, 0.0%, 2.0%, 0.5%, 0.1 % and 0.0%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of each of GAP 79, GAP 84, GAP-W and CDA, (ii) GA is the sole member of GapStar, (iii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by GA, except to the extent he has a pecuniary interest

CUSIP No. 253017107	Page 17 of 27 Pages

SCHEDULE 13D

therein. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 22,600,310 shares of Common Stock, or 36.4% of the Company’s issued and outstanding shares of Common Stock.

(b)          (i)           None of the Reporting Persons have the sole power to direct the voting and disposition of the shares of Common Stock which each owns of record.

(ii)          Please see Item 4(a), which is hereby incorporated by reference.

(c)           Except as set forth in this Item 4(c) or Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days. On February 19, 2008 and February 21, 2008, the Subsequent GA Purchasers purchased the following shares of Common Stock in privately-negotiated transactions:

GAP 84

Date	Shares Purchased	Price Per Share	Proceeds
2/19/2008	742,851	$6.30	$4,679,961.30
2/21/2008	230,930	$6.30	$1,454,859.00
2/21/2008	408,568	$6.55	$2,676,120.40

CUSIP No. 253017107	Page 18 of 27 Pages

SCHEDULE 13D

GAP-W

Date	Shares Purchased	Price Per Share	Proceeds
2/19/2008	203,384	$6.30	$1,281,319.20
2/21/2008	63,226	$6.30	$ 398,323.80
2/21/2008	111,861	$6.55	$ 732,689.55

GapStar

Date	Shares Purchased	Price Per Share	Proceeds
2/19/2008	2,500	$6.30	$ 15,750.00
2/21/2008	777	$6.30	$ 4,895.10
2/21/2008	1,375	$6.55	$ 9,006.25

CDA

Date	Shares Purchased	Price Per Share	Proceeds
2/19/2008	1,625	$6.30	$ 10,237.50
2/21/2008	505	$6.30	$ 3,181.50
2/21/2008	894	$6.55	$ 5,855.70

GAPCO III

Date	Shares Purchased	Price Per Share	Proceeds
2/19/2008	38,355	$6.30	$ 241,636.50
2/21/2008	11,923	$6.30	$ 75,114.90
2/21/2008	21,095	$6.55	$ 138,172.25

CUSIP No. 253017107	Page 19 of 27 Pages

SCHEDULE 13D

GAPCO IV

Date	Shares Purchased	Price Per Share	Proceeds
2/19/2008	9,485	$6.30	$ 59,755.50
2/21/2008	2,949	$6.30	$ 18,578.70
2/21/2008	5,217	$6.55	$ 34,171.35

KG

Date	Shares Purchased	Price Per Share	Proceeds
2/19/2008	1,800	$6.30	$ 11,340.00
2/21/2008	560	$6.30	$ 3,528.00
2/21/2008	990	$6.55	$ 6,484.50

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Company owned by any member of the group.

(e)           Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The General Atlantic entities are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among themselves, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the General Atlantic entities and the Quadrangle entities are each entitled to designate up to three members of the Company’s board of directors and requires that the General Atlantic entities and the

CUSIP No. 253017107	Page 20 of 27 Pages

SCHEDULE 13D

Quadrangle entities vote their respective shares of Common Stock in favor of such designees. The Shareholders Agreement also contains provisions restricting the transfer of the Company’s securities and provides each of the General Atlantic entities and the Quadrangle entities with demand registration rights.

Given the terms of the Shareholders Agreement, the General Atlantic entities together with the Quadrangle entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 47,279,454 Shares, or 76.2%, of the Company’s total number of shares of Common Stock outstanding for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual. The Common Stock ownership reported herein by the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Shareholders Agreement (other than Shares owned by the other General Atlantic entities). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Company other than the amounts reported on such Reporting Person’s cover page included herein.

As noted above, GA is authorized and empowered to vote and dispose of the securities held by GAP 79, GAP 84, GAP-W, GapStar and CDA, and the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among

CUSIP No. 253017107	Page 21 of 27 Pages

SCHEDULE 13D

themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2:

Institutional and Management Shareholders Agreement, dated as of July 23, 2007, by and among the General Atlantic entities named therein, the Quadrangle entities named therein and the Management Stockholders named therein (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008

GENERAL ATLANTIC LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS 79, L.P.
By:	General Atlantic LLC, Its general partner
By	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP-W HOLDINGS, L.P.
By:	General Atlantic LLC, Its sole member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

A-I

GAPSTAR, LLC
By:	General Atlantic LLC, Its sole member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS III, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS IV, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, Its general partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

GAPCO MANAGEMENT GMBH
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

EXHIBIT 1

to SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated: February 29, 2008

GENERAL ATLANTIC LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS 79, L.P.
By:	General Atlantic LLC, Its general partner
By	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP-W HOLDINGS, L.P.
By:	General Atlantic LLC, Its sole member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPSTAR, LLC
By:	General Atlantic LLC, Its sole member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS III, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS IV, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, Its general partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

GAPCO MANAGEMENT GMBH
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
H. Raymond Bingham	228 Hamilton Avenue Palo Alto, California 94301	United States
Peter L. Bloom	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Klaus Esser	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
William O. Grabe	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Abhay Havaldar	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany
Jonathan Korngold	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Christopher G. Lanning	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301	United States
Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

A-I

Name	Business Address	Citizenship
Raul R. Rai	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David A. Rosenstein	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Sunish Sharma	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Franchon M. Smithson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Oliver Thum	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
Tom C. Tinsley	2401 Pennsylvania Avenue N.W. Washington, D.C. 20037	United States
Xiaomeng Tong	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Florian P. Wendelstadt	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	Germany

A-II